

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
Ashish Badjatia, CEO
India Ecommerce Corporation
5540 Fifth Avenue #18
Pittsburgh, PA 15232

     Re: India Ecommerce Corporation
             Amendment No. 2 to Registration Statement on Form S-1
             Filed October 27, 2011
             File No. 333-174889

Dear Mr. Badjatia:

     We have reviewed your amended registration statement and have the following comments. Prior comments refer to those in our letter dated October 12, 2011.

General

1.   A review of your amended disclosure raises a question as to whether India Ecommerce Corporation is a "blank check" company. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

     Your disclosure indicates that:

- Your common stock is subject to the "penny stock" rules;
- You have minimal operations;
- You have minimal revenues and have conducted little business activity;
- You have minimal assets;
- You will be unable to implement your business plan without substantial additional funding; and
- Your registration statement contains only general disclosure related to the nature of your business plan.

     These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. As such, the offering should comply with Rule 419. Refer to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02. Please revise the registration statement accordingly.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any current intentions, plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including more robust disclosure regarding your business plan for the next twelve months. In this regard, we note the disclosure of your 24-month business time line in response to prior comment 3. Please expand this disclosure to describe the activities you will undertake in each business stage, including the specific milestones to be achieved in each stage and the estimated cost of completing each milestone. Your disclosure should incorporate the company's day-to-day operations. In this regard, we note your responses to prior comments 4 and 7 and that although Messrs. Badjatia and Gangwal both devote a minimum of 40 hours a week to your company, you are unable to provide any specific information about your first commercial website. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

Financial Statements, page F-1

General

2.   Please update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X.

Signatures, page 42

3.   We note your response to prior comment 10. Where Mr. Badjatia signs the registration statement on his own behalf, he is identified only as president, CEO, CFO and director. Please revise Mr. Badjatia's title to indicate that he is also signing the registration statement in his capacity as principal accounting officer of the company. Refer to Instruction 1 to Signatures in the Form S-1.

Exhibit 23.1

4.   We note that the consent from the independent auditor references Amendment Number 2 filed October 27, 2011, although the consent is dated September 23, 2011. Please update the consent through a date subsequent to the latest amendment referenced in the consent.

If you have any questions regarding these comments, please contact me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
Frank C. Bauman, Esq.
Rosenfeld & Rinato